Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

June 11, 2018

$700,000,000

$400,000,000 3.875% Notes due 2028

$300,000,000 4.375% Notes due 2048

FINAL TERM SHEET

June 11, 2018

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Expected Ratings*	A3 Stable (Moody’s) / A- Stable (S&P)

Use of Proceeds:	Issuer intends to use the net proceeds to repay borrowings under its global line of credit and its Canadian term loan, as well as for general corporate purposes.

Trade Date:	June 11, 2018

Settlement Date:	June 20, 2018 (T+7)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Scotia Capital (USA) Inc.

Senior Co-Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Goldman Sachs & Co. LLC ING Financial Markets LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC Regions Securities LLC

Junior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. NatWest Markets Securities Inc.

	3.875% Notes due 2028	4.375% Notes due 2048

Size:	$400 million	$300 million

Maturity Date:	September 15, 2028	September 15, 2048

Coupon:	3.875% per annum, payable semi-annually	4.375% per annum, payable semi-annually

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018 (short first coupon period)	March 15 and September 15, commencing September 15, 2018 (short first coupon period)

Price to Public:	99.320% of the principal amount	98.782% of the principal amount

Underwriting Discount:	0.450%	0.875%

Net Proceeds, Before Expenses, to Issuer:	$395,480,000	$293,721,000

Spread to Benchmark Treasury:	+ 100 basis points	+ 135 basis points

Benchmark Treasury:	2.875% due May 15, 2028	3.000% due February 15, 2048

Benchmark Treasury Spot / Yield:	99-09+ / 2.957%	98-03 / 3.099%

Reoffer Yield:	3.957%	4.449%

Optional Redemption:	Prior to June 15, 2028 (three months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after June 15, 2028, at par.	Prior to March 15, 2048 (six months prior to their maturity), based on the Treasury Rate plus 25 basis points, or on or after March 15, 2048, at par.

CUSIP/ISIN:	74340XBH3 / US74340XBH35	74340XBJ9 / US74340XBJ90

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Citigroup Global Markets Inc. toll free at 1 (800) 831-9146, HSBC Securities (USA) Inc. toll free at 1 (866) 811-8049 or Wells Fargo Securities, LLC toll free at 1 (800) 645-3751.